UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69332

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assetpoint Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 North 17th Street, Suite 1800
(No. and Street)

Arlington	VA	22209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William T. Bergin 703-292-3489
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

8350 Broad Street	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___William T. Bergin___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Assetpoint Financial, LLC___ , as of ___December 31___ , 20___19___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___No exceptions___

RACHEL LEE SIPE
NOTARY PUBLIC
REGISTRATION # 7699599
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
OCTOBER 31, 2020

_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETPOINT FINANCIAL, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

This report is deemed CONFIDENTIAL in accordance

with Rule 17a-5(e)(3) of the Securities Exchange Commission Act of 1934.

ASSETPOINT FINANCIAL, LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition, December 31, 2019	3
Statement of Income, Year ended December 31, 2019	4
Statement of Changes in Member's Equity, Year ended December 31, 2019	5
Statement of Cash Flows, Year ended December 31, 2019	6
Notes to Financial Statements	7
Report of Independent Registered Public Accounting Firm on Exemption Report	11
Assetpoint Financial, LLC Exemption Report, December 31, 2019	12
Supplementary Information	
Schedule I – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, December 31, 2019	13
Schedule II – Computation of Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, December 31, 2019	14
Schedule III – Information Related to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, December 31, 2019	15



KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Assetpoint Financial, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Assetpoint Financial, LLC
(the Company) as of December 31, 2019, the related statements of income, changes in member's equity, and
cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion,
the financial statements present fairly, in all material respects, the financial position of the Company as of
December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity
with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to
be independent with respect to the Company in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures
performed in conjunction with the audit of the Company's financial statements. The supplemental information is
the responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other records,
as applicable, and performing procedures to test the completeness and accuracy of the information presented



240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



KPMG LLP

We have served as the Company's auditor since 2015.

McLean, Virginia
February 28, 2020

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

12/31/2019

Assets		**2019**
Cash and cash equivalents	$	1,621,703
Accounts receivable		29,219
Prepaid expenses		12,939
Fixed assets, net		390,216
Total assets	$	2,054,077
Liabilities and member's equity		
Due to Member	$	19,348
Other current liabilities		18,376
Total liabilities		37,724
Member's equity:		
Contributed capital		3,139,339
Accumulated deficit		(1,122,986)
Total member's equity		2,016,353
Total liabilities and member's equity	$	2,054,077

See accompanying notes to financial statements.

ASSETPOINT FINANCIAL, LLC

Statement of Income

Year ended December 31, 2019

		2019
Revenue	$	887,052
Operating expenses:		
Corporate allocation		233,158
Depreciation		263,190
Professional fees		122,897
Dues, fees, and subscriptions		53,426
Incentive compensation		2,000
Other		(2,875)
Total operating expenses		671,796
Income from operations		215,256
Net Income	$	215,256

See accompanying notes to financial statements.

ASSETPOINT FINANCIAL, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2019

		Changes in Member's Equity		
		Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance at December 31, 2018	$	3,139,339	(1,338,242)	1,801,097
Net Income		—	215,256	215,256
Balance at December 31, 2019	$	3,139,339	(1,122,986)	2,016,353

See accompanying notes to financial statements.

ASSETPOINT FINANCIAL, LLC

Statement of Cash Flows

Year ended December 31, 2019

		2019
Cash flows from operating activities:		
Net Income	$	215,256
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		263,190
Decrease in accounts receivable		82,503
Increase in prepaid expenses		(9,008)
Decrease in due to Member		(176,972)
Decrease in other current liabilities		(16,618)
Net cash provided by operating activities		358,351
Cash and cash equivalents, beginning of year		1,263,352
Cash and cash equivalents, end of year	$	1,621,703

See accompanying notes to financial statements.

Assetpoint Financial, LLC

Notes to Financial Statements

December 31, 2019

(1) Summary of Significant Accounting Policies

(a) Organization

Assetpoint Financial, LLC (Company or APF) was formed in the State of Delaware in July 2013 as a wholly owned subsidiary of Promontory Interfinancial Network, LLC (PIN and or Member). PIN is the sole member of APF and is a Delaware limited liability company that was formed in May 2002. Nexus Buyer LLC is the sole member of PIN. Nexus Buyer LLC is a wholly owned subsidiary of Nexus Intermediate Parent LLC, who, in turn, is a wholly-owned subsidiary of Nexus Parent LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). PIN provides services to APF including, but not limited to, sales, legal, marketing, human resources, and finance and accounting pursuant to an intercompany services agreement.

APF is an affiliate through common ownership of Assetpoint Services, LLC (APS), a Delaware limited liability company formed in September 2012. APS operates an informational website named Bank Assetpoint® (www.bankassetpoint.com) on which eligible participants can post and view listings of certain eligible assets. Eligible participants include banks, savings associations, credit unions, licensed commercial real estate brokers, loan sale advisory firms, and other sophisticated entities that meet certain requirements indicating that they have experience in buying or selling real estate or loan assets. Eligible assets include commercial real estate and certain loan assets.

The Company's business plan involves offering securities listing services, private placement services, services involving hedging instruments for customers offering marketed-linked certificates of deposit, as well as other brokerage services. The Company also offers a service ("Repo Service") through which the Company refers banks and other financial institutions (each, a "Referred Institution") to a third-party securities dealer ("Repo Dealer") to enter into repurchase agreement transactions (each, a "repo transaction") for themselves or as agents for their customers. Repo transactions executed in the Repo Service are typically overnight transactions. In connection with the Repo Service, APF is not a party to any repo transaction, and does not at any time have custody of cash or securities. Pursuant to a referral agreement between the Repo Dealer and APF, the Repo Dealer pays APF a referral fee attributable to repo transactions entered into by referred institutions. In 2019, all APF revenue was attributable to referral fees earned from providing the Repo Service.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated amounts.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) **_Accounts Receivable_**

Substantially all accounts receivable are expected to be collected within one year. Management monitors past due balances with clients and, for accounts where collectability is not probable, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December 31, 2019, there is no allowance for uncollectible accounts.

(e) **_Software Developed for Internal Use_**

Costs incurred for software developed for internal use are capitalized during the implementation stage and depreciated over the estimated useful life of the software. Such amounts are reported as fixed assets. Costs incurred in the project planning or post-implementation stages are expensed as incurred.

(f) **_Recent Accounting Pronouncements_**

Adopted in the Current Period

Effective January 1, 2019, APF adopted the requirements of the Accounting Standards Update No 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will be classified as either operating or finance leases, with the classification affecting the pattern and classification of expense recognition in the income statement. APF is not a party to any leases during the period ending December 31, 2019, therefore, there is no financial impact under the new ASC 842.

To be Adopted in Future Periods

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) and a subsequent amendment ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (ASU 2019-04) in April 2019. ASU 2016-13 requires that expected credit losses relating to financial assets measured on an amortized cost basis, including trade accounts receivable, and available-for-sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 and ASU 2019-04 became effective for APF on January 1, 2020. The adoption of these standards is not expected to have a material impact on APF's financial statements and related disclosures.

(g) **_Revenue Recognition_**

The Company offers the Repo Service, through which APF refers banks and other financial institutions to a Repo Dealer to enter into repo transactions for themselves or as agents for their customers. Pursuant to a referral agreement between the Repo Dealer and APF, APF earns Repo Service revenues by providing a series of services which form a single performance obligation. APF's performance obligation is satisfied at the point in time when a repo transaction is executed. As compensation for such services, the Repo Dealer pays APF a referral fee equal to a contractually determined percentage of the dollar amount of the repo transaction.

(2)   Income Taxes

The Company is a single-member limited liability company. No amounts related to income taxes have been recognized in the accompanying financial statements since the Company is treated as a disregarded entity for income tax purposes. PIN, the sole member of the Company, is also disregarded entity for income tax purposes. Nexus Buyer LLC, the sole member of PIN, is a wholly owned subsidiary of Nexus Intermediate Parent LLC, who, in turn, is a wholly-owned subsidiary of Nexus Parent LLC. Therefore, the members of Nexus Parent LLC, a partnership for tax purposes, would be responsible for recording the Company's net income (loss) on their income tax filings. The Company had no unrecognized tax benefits as of or during the year ended December 31, 2019.

(3)   Rule 15c3-3 Customer Protection and Possession and Control

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(i). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements. The Company does not hold funds or securities for customers and does not at any time have custody of cash or securities in connection with the Repo Service. The Company claims exemption under 15c3-3 under (k)(2)(i) as a result.

(4)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2019, the Company had net capital of $1,583,980, which was $1,578,980 in excess of its required capital of $5,000. The Company's aggregate indebtedness at December 31, 2019 was $37,723.

(5)   Transactions with Affiliates

(a)   Due to Member

The Company has a balance Due to Member of $19,348 as of December 31, 2019. During 2019, the Company reimbursed PIN for expenses incurred by the Company and paid by PIN on the Company's behalf. The December 31, 2019 ending balance of $19,348 was be paid by the Company on February 20, 2020.

(b)   Corporate Allocation

In addition to specific operating expenses incurred by the Company and charged directly to operations, certain compensation and occupancy costs are incurred by PIN but shared with the Company. Pursuant to an agreement with PIN effective October 1, 2014, the Company is allocated a share of these costs as follows:

Overhead costs:	
Wages and related expenses	$ 186,605
Telephone	2,666
Office supplies/furnishings	618
Rent	11,857
Depreciation and amortization	8,123
Professional Services	7,574
Other miscellaneous	15,714
Total corporate allocation	$ 233,158

In the opinion of management, the aforementioned corporate allocation is believed to be reasonable; however, the allocated costs are not necessarily indicative of the expenses the Company may have incurred on its own account.

(6)   Fixed Assets

Fixed assets at December 31, 2019 consist of capitalized software development costs of $1,322,269 and accumulated depreciation of $932,054 and is being depreciated on a straight-line basis over its estimated useful life of five years. In 2019 the Company recorded $271,313 of depreciation expense.

(7)   Commitments and Contingencies

In the ordinary course of business, various claims and lawsuits may be brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

(8)   Subsequent Events

Subsequent to December 31, 2019 and through February 28, 2020, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any material subsequent events.



KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Member and Management
Assetpoint Financial, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Assetpoint Financial, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



McLean, Virginia
February 28, 2020

Assetpoint Financial, LLC
Exemption Report
December 31, 2019

I, as a member of management of Assetpoint Financial, LLC (the Company), am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(i), and

(2) We met the identified exemption provisions in paragraph (k)(2)(i) of Rule § 240.15c3-3 throughout the period from January 1, 2019 to December 31, 2019 without exception.

Assetpoint Financial, LLC

I, _William T. Bergin_ affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Compliance Officer

February 28, 2020

ASSETPOINT FINANCIAL, LLC

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019

Total member's equity	$	2,016,353
Less nonallowable assets		432,373
Net capital before haircuts		1,583,980
Haircuts on exempt securities (cash equivalents)		—
Haircuts on other securities		—
Net capital		1,583,980
Net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	1,578,980
Aggregate indebtedness		37,723
Ratio of aggregate indebtedness to net capital		2%

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of and for the year ended December 31, 2019, which was filed on January 25, 2020.

See accompanying report of independent registered public accounting firm.

ASSETPOINT FINANCIAL, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company claims exemption from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

ASSETPOINT FINANCIAL, LLC

Information Related to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company claims exemption from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.